Exhibit 99.3

CANADIAN SUPERIOR

ENERGY INC.

For Immediate Release	November 14, 2006

CANADIAN SUPERIOR ENERGY INC. ANNOUNCES THIRD BACK-TO-BACK WELL TO BE DRILLED
IN TRINIDAD WITH KAN TAN IV SEMI-SUBMERSIBLE DRILLING RIG

Canadian Superior Energy Inc. (“Canadian Superior”) (the “Company”) (TSX:SNG) (AMEX:SNG) announced today that it has been agreed among Beijing Zhiyuan Industries Company Limited, of Beijing, China, a SINOPEC Group Company (NYSE:SNP), the owners of the Kan Tan IV Semi-Submersible Drilling Rig, Maersk Contractors (OMX: MAERSK B) of Copenhagen, Denmark, the Managing Contractor for the rig and Canadian Superior that the Kan Tan IV will drill a 3rd back-to-back well on Canadian Superior’s Block 5(c) in Trinidad.

Previously, on March 19, 2006, Canadian Superior had announced it had contracted the Kan Tan IV Semi-Submersible Drilling Rig, managed by A. P. Moller - Maersk A/S (“Maersk”), (OMX: MAERSK B), of Copenhagen, Denmark, one of the world’s largest offshore drilling and shipping companies, and owned by Beijing Zhiyuan Industries Company Limited (“Beijing Zhiyuan”), of Beijing, China, a member of the SINOPEC Group of Companies (NYSE: SNP), the 3rd largest company in China, for a firm multi-well drilling contract to drill two Company operated back-to-back wells on its Block 5(c) offshore Trinidad.

Now three Company operated back-to-back wells will be drilled on Block 5(c) on large natural gas prospects off the east coast of Trinidad and Tobago, all named after famous battle and sailing ships.  The “Intrepid”, “Bounty” and “Victory” prospects will evaluate three large separate potentially “World-Class” hydrocarbon bearing structures that have been delineated by extensive 3D seismic that Canadian Superior has evaluated on Block 5(c), with the first well of the three wells to commence drilling shortly after the Kan Tan IV has completed a scheduled refurbishment currently underway in Brownsville, Texas. The refurbishment is scheduled for completion early in the 1st quarter of 2007. Once the refurbishment is complete, the drilling rig will undergo its acceptance testing and then it will be towed to Trinidad and then directly to Canadian Superior’s first Block 5(c) “Intrepid” well site to commence drilling.

Each of these Block 5 (c) offshore exploration wells, “Intrepid”, “Bounty” and “Victory” will be High Pressure (“HP”) wells and will be drilled to a depth in the order of 5,000+ m (16,400+ feet) and each is currently expected to take between 80 – 100 days to drill and evaluate. This three well drilling program will take approximately 240 to 300 days to complete; with the results of the first well known after about 80 – 100 days into the drilling program.

The Government of Trinidad and Tobago and Canadian Superior signed the Production Sharing Contract (“PSC”) for offshore exploration and production on offshore Block 5(c), located approximately 90 km off the east coast of Trinidad in the Columbus Basin just less than 16 months ago on July 20, 2005. Earlier this year in the Columbus Basin, British Petroleum Trinidad and Tobago (“BP”) placed its Cannonball platform on production with 3 wells making a total of approximately 700 mmcf/d production.  It is reported that 15 of BP’s top 25 producing wells in the world are in Trinidad. The “Intrepid” Block 5(c) covers 80,041 gross acres and has significant natural gas exploration and development potential offsetting the large Dolphin gas field operated by British Gas (“BG”) which produces approximately 500 mmcf/d and the recently commissioned BG operated Dolphin Deep development which has 2 wells that have a combined capability of producing 300 mmcf/d. Based on detailed 3D seismic covering Block 5(c), the BG Dolphin and Dolphin Deep discoveries and other prospects in the area, a number of large structural gas prospects have been identified on Block 5(c) with multi-tcf potential, including the ‘Intrepid’, ‘Bounty’ and ‘Victory’ prospects.

Canadian Superior’s Chairman and Chief Executive Officer, Greg Noval, said today, “We are very excited about commencing drilling in Trinidad and Tobago and this multi-well program.  As the most industrialized country in the Caribbean, Trinidad and Tobago’s business environment has several advantages, including a good oil and gas fiscal regime, a well-educated labour force, good transportation and communication links, a strong legal system, a well entrenched stable democratic system of government, a soundly-regulated financial system and a very successful and growing oil and gas industry that accounts for approximately 50% of total government revenue.  This combined with successful ongoing oil and gas exploration and development makes Offshore Trinidad one of the most coveted oil and gas basins in the world today. Offshore Trinidad is a ‘World Class’ basin with multiple large exploration and development opportunities as evidenced by recent drilling and development successes in the Columbus Basin, as well as having well developed, and developing liquefied natural gas (‘LNG’) facilities and capacity, and ready access to international markets. Trinidad is the fifth largest exporter of LNG in the world and approximately 80% of North America’s LNG is supplied from Trinidad.  We are looking forward to being part of that industry.”

Beijing Zhiyuan Industries Company Limited is an affiliate of SINOPEC Star Petroleum Co., Ltd., a member of the Sinopec Group of companies. The China Petroleum & Chemical Corporation (Sinopec Corp), (NY: SNP), is primarily engaged in the petroleum and petrochemical industry. The Company’s principal businesses consist of petroleum and petrochemical businesses transferred to the Company by Sinopec Group Company. Its businesses include exploration for and development of crude oil and natural gas; refining of crude oil and marketing and distribution of refined petroleum products, including transportation, storage, trading, import and export of petroleum products, and production and sales of petrochemical products.

A.P. Moller - Maersk A/S trades under the symbol OMX: MAERSK B on the Copenhagen Stock Exchange and is headquartered in Copenhagen, Denmark and has more than 100,000 employees and offices in more than 125 countries. A.P. Moller - Maersk operates about 1,000 vessels and rigs half of which are owned. The fleet includes container vessels, tankers, gas carriers, car carriers and supply vessels as well as special vessels, drilling rigs, salvage vessels, tugs and special-purpose vessels. Besides shipping, the A.P. Moller - Maersk Group is engaged in exploration for and production of oil and gas, shipbuilding, supermarkets and industry.

Canadian Superior is a Calgary, Alberta, Canada based oil and gas exploration and production Company with operations in Western Canada, Offshore Trinidad and Tobago and Offshore Nova Scotia and trades on the TSX and AMEX under the stock symbol SNG.  See Canadian Superior’s website at www.cansup.com to review Canadian Superior’s operations in Western Canada, Offshore Trinidad and Tobago and Offshore Nova Scotia interests.

This news release contains forward-looking information on future production, project start-ups and future capital spending. Actual results or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or revisions.

Statements contained in this news release relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties, scheduling, re-scheduling and other factors which may cause the actual results, performance, schedules or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Corporation’s annual report on Form 40-F on file with the U.S. Securities and Exchange Commission.

FOR FURTHER INFORMATION RELATED TO CANADIAN SUPERIOR ENERGY INC. AND/OR THIS NEWS RELEASE, PLEASE CONTACT:

Canadian Superior Energy Inc.
Suite 3300, 400 – 3rd Avenue S.W.
Calgary, Alberta
Canada T2P 4H2
Mike Coolen, President & COO
Phone: (403) 294-1411
Fax:     (403) 216-2374
www.cansup.com